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                                                                     Exhibit 4.5
                              EMPLOYMENT AGREEMENT

THE UNDERSIGNED:

1. ASM LITHOGRAPHY HOLDING NV, located at de Run 1110, Veldhoven, The Netherlands; in accordance with article 2: 146 Dutch civil code, hereby duly represented by Mr. H. Bodt and Mr. A. Westerlaken respectively the Chairman and Secretary of the Supervisory Board of ASM Lithography Holding N.V., hereinafter referred to as: "ASML";

and

2. MR. D. J. DUNN, residing at Millstone House, Mill Lane, Swindon SN1 4HG United Kingdom, hereinafter referred to as: "Mr. Dunn".


WHEREAS:

(a) Mr. Dunn will be appointed by the Supervisory Board of ASML as Member of the Board of Management of ASML once, on March 11, 1999, the General Meeting of Shareholders of ASML has been informed on the intended appointment,

(b) ASML and Mr. Dunn wish to agree upon the terms and conditions of the employment agreement that will govern Mr. Dunn's appointment as Member of the Board Management of ASML,

HEREBY AGREE AS FOLLOWS:

1.       TASKS AND DUTIES

1.1 ASML hereby employs Mr. Dunn as Member of the Board Management. As of January 1, 2000 Mr. Dunn will hold the position of President & Chief Executive Officer. Mr. Dunn hereby accepts such employment, upon the terms and conditions as set forth in this agreement.

1.2 Mr. Dunn agrees to devote his best efforts, attention and abilities to the business and the affairs of ASML. Mr. Dunn shall, at all times, observe the best interests of ASML and its affiliates or group companies.

1.3 Except with prior written consent of the supervisory Board of ASML, Mr. Dunn shall not undertake any other paid or unpaid duties or activities for or on behalf of third parties, or perform these duties or activities on his own behalf, during the course of this agreement.
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2.       DURATION OF THE AGREEMENT AND TERMINATION

2.1 This agreement shall be in force for a period of five years. The effective date of this agreement is April 1, 1999. During the course of this agreement, both ASML and Mr. Dunn may terminate this agreement. A notice period of six months shall apply in case ASML terminates and a notice period of three months shall apply in case Mr. Dunn terminates. Any notice hereunder will be given per the end of a calendar month.

2.2 No later than October 1, 2003, ASML and Mr. Dunn will discuss the possibilities and conditions of an extension of the employment relationship after April 1, 2004. If agreement on an extension is not reached before November 1, 2003, this agreement will end automatically on April, 2004.

2.3 In the case ASML terminates this agreement during its initial term of five years, Mr. Dunn will be entitled to a severance payment equal to the lesser of:

         (a) the gross base salary as mentioned in article 3.1 for the remaining term of this agreement, or

         (b)  two times the gross base annual salary as mentioned in article
              3.1,

         unless such termination takes place for an "urgent cause" in the sense of article 7:678 Dutch Civil Code.

2.4 Apart from the severance payment set out in article 2.3, Mr. Dunn shall not be entitled to any further payment of severance, damages or the like in case of termination of the employment agreement. ASML and Mr. Dunn hereby declare that the severance payment set out in article 2.3. is a fair, reasonable and sufficient payment in relation to a termination of this employment agreement during the course of the five-year period.

3.       SALARY

3.1 The gross base salary per year to which Mr. Dunn shall be entitled is NLG 1,000 (one million dutch guilders).

         The salary will be paid in 12 equal parts at the end of each calendar month. The Supervisory Board will review annually whether, in its opinion, an increase in the gross base salary is justified. ASML and Mr. Dunn will jointly put forward a request to the dutch tax authorities to be able to apply the so called 35% tax ruling.

3.2 Mr. Dunn is not entitled to a separate holiday allowance, as this allowance is deemed to be included in the gross base salary.

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3.3      Without prejudice to the reference in article 3.1 related to the request for the 35% ruling, the salary payments mentioned in 3.1 shall be subject to the usual statutory withholdings, such as tax and social security premiums.

3.4 The payments mentioned in this agreement shall be made to a Dutch bank account to be indicated by Mr. Dunn.

4.       BONUS/STOCK OPTIONS

4.1 Mr. Dunn is entitled to a yearly bonus up to a maximum of 50% of his gross base salary per year. The bonus is determined per year by the Supervisory Board and will be related to specific pre set targets and the actual results of ASML over such year. The Supervisory Board has the authority to amend the bonus system whenever it feels that such amendment is required or advisable.

4.2 The bonus referred to in article 4.1 shall be paid by ASML to Mr. Dunn within four months after the end of the calendar year.

4.3      Mr. Dunn is not entitled to a bonus as mentioned in article 4.1:

         (a) that relates to a year during which he was not able to perform his duties due to illness for a consecutive period of four months or more, or

         (b) that relates to a year in which he was suspended for any period of time.

4.4 Mr. Dunn shall be entitled to 200,000 stock options in ASML upon signing of this agreement subject to statutory Dutch tax withholdings. Furthermore Mr. Dunn will be eligible to participate in the Management Option Program as approved by the Supervisory board of ASML.

5.       CAR/EXPENSES/TRAVEL

5.1 Mr. Dunn is entitled to a company car that shall be leased by ASML. The costs of the lease shall be bone by ASML to a maximum of NLG 4,000 per month (inclusive of petrol).

5.2 Any reasonable expenses properly incurred by Mr. Dunn in the performance of his duty, shall be reimbursed by ASML, in accordance with the standard procedure within the organization of ASML. An account of such expenses, accompanied by supporting receipts and other appropriate evidence, shall be rendered by Mr. Dunn to ASML prior to any reimbursement.

5.3 Mr. Dunn and his partner shall be entitled to a maximum of twenty return flights a year from Eindhoven or Amsterdam to the UK at the expense of ASML for non-business purposes.

5.4 ASML will pay Mr. Dunn an amount of NLG 60,000 as reimbursement for the costs of moving - including decorating costs - to The Netherlands at the



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         beginning of this employment agreement. ASML will further reimburse the reasonable costs of moving back to the UK at the end of this employment agreement.

5.5 ASML will reimburse Mr. Dunn the reasonable costs of temporary housing near Eindhoven/Veldhoven for a period up to the first eight weeks of Mr. Dunn's employment for ASML.

6.       HOLIDAYS

6.1 Mr. Dunn shall be entitled to 30 holidays per year. He is entitled to enjoy holidays after consultation with the other members of the Board of Management of ASML. Any holidays granted but not taken in one year will expire without compensation if not taken in the following two years.

7.       ILLNESS OR DISABILITY

7.1 In case of illness or disability of Mr. Dunn, ASML is obliged to pay 100% of the gross base salary as referred to article 3.1 during the first 52 weeks of illness or disability.

7.2 After 52 weeks of illness or disability Mr. Dunn will be entitled to payment under the disability insurance ('Arbeidsongeschiktheidsverzekering') that ASML has concluded on Mr. Dunn's behalf, subject to the terms and conditions of such insurance. The costs of such insurance shall be borne by ASML. The disability insurance will pay up to 70% of Mr. Dunn's gross base salary, minus any other contributions that Mr. Dunn may be entitled to (such as AAW/WAO).

8.       INSURANCE

8.1 Mr. Dunn shall be covered by the ASML travel and accident insurance ('Ongevallenverzekering') that will pay up to four times the gross base salary per year to Mr. Dunn in case of whole or partial disability of Mr. Dunn and up to two times the gross base salary per year to a designed party in case of death of Mr. Dunn. The costs of this insurance shall be borne by ASML.

8.2 Mr Dunn, his wife and children will be covered by the ASML medical insurance ('Ziektekostenverzekering'). Fifty percent of the cost thereof shall be borne by ASML and fifty percent by Mr. Dunn.

8.3 Mr. Dunn will be covered by the ASML Director and Officers Liability Insurance policy, the costs of which shall be borne by ASML.

9.       PENSION

9.1 Mr. Dunn shall participate in the ASML pension scheme with Aegon. Parties will investigate the possibility to transfer any funds that have been build up during Mr. Dunn's participation in the pension scheme with his former employer (Philips)


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         into the present pension scheme with Aegon. The premium for pension scheme will be borne for 60% by ASML and for 40% by Mr. Dunn.

10.      CONFIDENTIALITY AND DELIVERY OF DOCUMENTS

10.1 Mr. Dunn shall, neither during the term of this agreement nor after its termination, directly or indirectly use or disclose to any third party any information related to the business of ASML, or of any of its group companies, which information can be reasonably expected to be secret or confidential. The foregoing shall not apply to disclosure or use of information with the prior written consent of ASML nor to disclosure that is necessary for the adequate performance of Mr. Dunn's duties under applicable law.

10.2 Mr. Dunn shall treat all items of ASML, such as books, documents, computer floppy disks, other information carriers, resolutions, drawings, reports and notes as property of ASML, and he shall treat such property with the same degree of care as his own property. Mr. Dunn shall not use any item in another way, or keep any item any longer, than is necessary for the adequate performance of his duties. Mr. Dunn shall deliver all such items to ASML immediately following termination of this agreement.

11.      GIFTS/BENEFITS

11.1 In the performance of his duties for ASML, Mr. Dunn shall not accept or bargain for any gifts or benefits, in whatever form and however defined, from third parties without the prior written consent of ASML.

11.2 Article 11.1 is not applicable to customary non-valuable promotional gifts.

12.      NON-COMPETITION

12.1 During the term of this agreement and for a consecutive period of two years after its termination, Mr. Dunn shall neither directly nor indirectly engage in or be involved in activities in the semiconductor lithography equipment manufacturing industry or in activities that are otherwise similar or in any way competitive with the activities of ASML.

12.2 Mr. Dunn acknowledges that the provisions of this article are reasonably necessary to protect the interest of ASML.

13.      PENALTY

13.1 Should Mr. Dunn breach any of the obligations mentioned in article 11 or 12, ASML shall be entitled to a penalty of NLG 25,000 for every breach, to be increased by NLG 5,000 for every day such breach continues, without prejudice to any other rights or claims ASML may have. The parties hereto acknowledge that the above-mentioned penalty represent a genuine and reasonable pre-estimate


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         of the minimum damage likely to be suffered by ASML in case Mr. Dunn breaches any of its duties pursuant to article 11 or 12.

13.2 Each of the restrictions in article 11 or 12 shall be independently enforceable by ASML.

14.      CODE OF CONDUCT

         Mr. Dunn will be subject to the provisions of the ASML Code of Conduct with Respect to Inside Information, in their most recent version.

15.      APPLICABLE LAW

15.1     This agreement shall be governed by the laws of The Netherlands.

15.2 Any disputes arising from this agreement shall be brought before the competent court as's-Hertogenbosch, The Netherlands.





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This agreement is signed in twofold on February 23, 1999


/s/ H. Bodt                                /s/ D. J. Dunn
----------------------------------         -------------------------------------
H. Bodt                                    D. J. Dunn
Chairman of the Supervisory Board
of ASM Lithography Holding N.V.



/s/ A. Westerlaken
----------------------------------
A. Westerlaken
Secretary of the Supervisory Board
of ASM Lithography Holding N.V.



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                        AMENDMENT TO EMPLOYMENT AGREEMENT


The undersigned:

1. ASML Holding N.V., established and headquartered at Veldhoven, the Netherlands, represented by H. Bodt and S. Bergsma in their capacity of Chairman and member of the Supervisory Board respectively, hereinafter referred to as: "ASML";

and

2. Douglas John Dunn, residing in Pastorij 27, 5508 LT Veldhoven, the Netherlands, hereinafter referred to as: "Mr. Dunn";

Hereby agree that as per July 1, 2003 the following shall be an amendment to the employment agreement between ASM Lithography Holding N.V. and Mr. Dunn dated February 23, 1999 (the "Employment Agreement"). The remaining provisions of the Employment Agreement shall be amended as follows:

1.       In this article the following definitions shall apply:

         (a) "CHANGE OF CONTROL" of ASML means (i) that any merger or consolidation of ASML with or into any other individual, partnership, company or entity in the broadest sense (hereinafter referred to as "Third Party(ies)" or any stock purchase or sale, reorganization, recapitalization or other transaction, in each case, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any Third Party(ies), not currently controlling ASML acquires Control of ASML or of its transferee(s) or surviving Third Party(ies) or
               (ii) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of ASML, on a consolidated basis, in one transaction or a series of related transactions;

         (b) "CONTROL" means, with respect to any Person, the power to control, directly or indirectly, greater than 50% of the voting interest of such Person, or the ability to appoint or elect more than 50% of the Management Board or other equivalent governing board of such Person, whether such power is effect through ownership of shares or other securities, by contract, by proxy or otherwise;

         (c) "PERSON" means any individual, partnership, limited liability company, firm, corporation, company, association, trust, unincorporated organization or other entity.

2. In the event notice of termination of this agreement is given by ASML or its legal successor in connection with a Change of Control, the rights of the Statutory


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         Director under any of the applicable ASML stock option plan(s) shall not be subject to the restrictions contained in the relevant articles related to termination of employment in the applicable ASML stock option plans and the Statutory Director shall remain entitled to exercise options during the full original Option Period as defined in those stock option plans. In addition the Statutory Director is not subject to any Embargo Period as defined in the applicable ASML stock option plan(s) and consequently the Statutory Director can exercise any option(s) held by him without being restricted as per the relevant articles in the applicable ASML stock option plans. This provision 15.2 also applies if the Statutory Director gives notice of termination, provided that this notice of termination is directly related to the Change of Control and such notice is given within 12 months from the date on which the Change of Control occurs.

3. The provisions of this article do not affect any other rights the parties have or may have under Dutch law in the event of a termination of this agreement.

In witness whereof, this document has been signed and executed in duplicate this 14th day of July 2003.


/s/ H. Bodt                                 /s/ D. J. Dunn
-----------------------------------         ------------------------------------
H. Bodt                                     D. J. Dunn
Chairman of the Supervisory Board
of ASM Lithography Holding N.V.



/s/ S. Bergsma
-----------------------------------
S. Bergsma
Member of the Supervisory Board
of ASML Holding N.V.





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